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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)

                        VISTA INFORMATION SOLUTIONS, INC.
    -------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    928365204
                ------------------------------------------------
                                 (CUSIP Number)

                               ALLAN W. FULKERSON
                        CENTURY CAPITAL MANAGEMENT, INC.
                               ONE LIBERTY SQUARE
                                BOSTON, MA 02109
                                 (617) 482-3060

                                 with a copy to:

                               MATTHEW C. DALLETT
                               PALMER & DODGE, LLP
                                ONE BEACON STREET
                                BOSTON, MA 02108
                                 (617) 573-0100
             ------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 1, 2001
                 ----------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

                   If the filing person has previously filed a
               statement on Schedule 13G to report the acquisition
                that is the subject of this Schedule 13D, and is
                 filing this schedule because of Rule 13d-1(e),
               13d-1(f) or 13d-1(g), check the following box [__].

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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CUSIP No.  928365204                                         Page 2 of 5 pages
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                                  SCHEDULE 13D

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1        NAME OF REPORTING PERSON
         ALLAN W. FULKERSON
         I.R.S. IDENTIFICATION NUMBERS OF ABOVE PERSONS (ENTITIES ONLY)
                    NOT APPLICABLE
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                       (b) [x]
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3        SEC USE ONLY
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4        SOURCE OF FUNDS
         AF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                         [__]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
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NUMBER OF         7   SOLE VOTING POWER
SHARES            --------------------------------------------------------------
BENEFICIALLY      8   SHARED VOTING POWER                 1,213,330
OWNED BY          --------------------------------------------------------------
EACH              9   SOLE DISPOSITIVE POWER
REPORTING         --------------------------------------------------------------
PERSON WITH       10  SHARED DISPOSITIVE POWER            1,213,330
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,213,330
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               [__]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         APPROXIMATELY 5.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------
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CUSIP No.  928365204                                         Page 3 of 5 pages
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ITEM 1.  SECURITY AND ISSUER.

         The response to Item 1 in the Schedule 13D filed by Allan W. Fulkerson on March 21, 2001 (File No. 005-45213) (the "Original Schedule 13D")(Exhibit 1 hereto), is incorporated by reference herein.

ITEM 2.  IDENTITY AND BACKGROUND.

         The response to Item 2 in the Original Schedule 13D is incorporated by reference herein.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Of the Shares that may be deemed beneficially owned by Mr. Fulkerson:
(a) 324,675 shares of Common Stock were issued upon conversion of shares of Series A Convertible Preferred Stock that were purchased by CCP II on September 7, 1999 for $5,000,000 and (b)(i) 162,338 shares of Common Stock were issued upon conversion of shares of Series A-1 Convertible Preferred Stock, (ii) 487,013 shares of Common Stock were issued upon conversion of shares of Series A-2 Convertible Preferred Stock, and (iii) 35,715 shares of Common Stock are issuable upon exercise of Common Stock warrants issued in exchange for 25,000 Series A-2 Convertible Preferred Stock Warrants, all of which Preferred Shares and Preferred Share warrants were purchased by CCP II on December 14, 1999 for an aggregate of $10,000,000. No borrowed funds were used in connection with such purchases. In addition, Mr. Fulkerson may be deemed to beneficially own an aggregate of 188,163 shares of Common Stock and 15,426 shares of Common Stock issuable upon exercise of stock options and a warrant that are beneficially owned by CCP, all but 2,143 of which shares were acquired by CCP before 1999. Upon exercise of such stock options or warrants, the source and amount of the funds used to purchase such shares will be investment capital from CCP or CCP II, and no borrowed funds will be used in connection with such exercises.

ITEM 4.  PURPOSE OF TRANSACTION.

         The responses to Item 4 in the Original Schedule 13D and to Item 4 in Amendment No. 1 (File No. 005-45213, filed April 20, 2001) to the Original
Schedule 13D ("Amendment No. 1") (Exhibit 2 hereto) are incorporated by reference herein and, except as affected by the following information, remain effective.

         On August 1, 2001, pursuant to the Conversion Agreement described in response to Item 4 in Amendment No. 1, the shares of Series A, Series A-1, and Series A-2 Convertible Preferred Stock owned by CCP II were converted into Common Stock and the Series A-2 Preferred Stock purchase warrant owned by CCP II was exchanged for a warrant to purchase Common Stock, all as described in Item 3 above. The Voting Agreement described in response to Item 4 in Amendment No. 1 is now in force. As a result of the conversion, CCP II has lost protective voting and other rights it previously held by virtue of its status as a preferred shareholder pursuant to the agreements that were referred to in the Original Schedule 13D.
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CUSIP No.  928365204                                         Page 4 of 5 pages
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Fulkerson may be deemed to beneficially own 1,213,330 shares of the Issuer's Common Stock (including 51,141 shares that may be acquired within the next 60 days upon exercise of options or warrants), or approximately 5.5% of the outstanding shares of Common Stock, giving effect to (i) the 7:1 "reverse split" of the Issuer's outstanding shares of Common Stock, (ii) the issuance of Common Stock upon conversion of the shares of the Issuer's Preferred Stock and
(iii) the issuance of Common Stock to Fidelity National Financial, Inc. and its affiliates, all of which transactions were effective on or about August 1, 2001. Mr. Fulkerson disclaims any interest in any such shares except to the extent of his actual pecuniary interest.

         (b) Mr. Fulkerson has shared power to vote all of the shares described in paragraph (a).

         (c) There have been no transactions in the shares reported hereby other than the conversions and exchange described in Item 4.

         (d) CCP and CCP II have the right to receive any dividends from, or proceeds from the sale of, their respective shares. CCP Capital, Inc., the general partner of CCP, and CCP Capital II, LLC, the general partner of CCP II, have the power to direct the receipt of dividends from, or proceeds from the sale of, the shares held by the respective partnership. Century Capital Management, Inc., the investment manager of CCP, shares voting and investment power over the 203,589 shares held of record or beneficially by CCP with CCP Capital, Inc.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The description of the various agreements with respect to securities of the Issuer found in Item 4, above, is incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The exhibits to this Schedule 13D are listed on the Exhibit Index following the signature page, which Index is incorporated by reference herein.

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CUSIP No.  928365204                                         Page 5 of 5 pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 1, 2001

                               By: /s/ Allan W. Fulkerson
                                   --------------------------------------------
                                   Allan W. Fulkerson
                                   President of Century Capital Management, Inc. President of CCP Capital, Inc.
                                   Managing Member of CCP Capital II, LLC

                  --------------------------------------------

                                  EXHIBIT INDEX

Exhibit 1 Schedule 13D filed by Allan W. Fulkerson (File No. 005-45213) on March 21, 2001, which is incorporated by reference herein.

Exhibit 2 Amendment No. 1 to Schedule 13D filed by Allan W. Fulkerson (File No. 005-45213) on April 20, 2001, which is incorporated by reference herein.